Exhibit 99.9

UNITED UTILITIES PLC

ANNUAL REPORT AND ACCOUNTS

28 June 2005

Copies of the annual report and accounts, summary financial statement and notice of meeting, proxy form, and proposed new articles of association will shortly be available for inspection at the UK Listing Authority's document viewing facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS telephone 020 7066 1000. The documents, with the exception of the proxy form, will also available on the company’s web site at www.unitedutilities.com

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United Utilities’ ordinary and A shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.